UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated September 07, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	September 07, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Jaguar Land Rover Announces August Sales

	August 2018	Change year-on-year	Jan-Aug 2018	Change year-on-year

Jaguar Land Rover	36,629	(4.9)%	390,992	(2.6)%
Jaguar	11,802	7.7%	116,849	(1.9)%
Land Rover	24,827	(9.9)%	274,143	(2.9)%

 Whitley, UK, September 7, 2018 - Jaguar Land Rover today reported total retail sales of 36,629 vehicles in August 2018, down 4.9% year on year.

Retail sales were up in the UK (64.9%), Overseas markets (20.2%) and North America (2.5%), with Europe slightly below last year (3.1%), waiting for last WLTP certifications. The China market remains unsettled following tariff changes and trade tensions (down 38.1%), although the reduction in duty from 25% to 15% is expected to be beneficial over the full year. UK sales were boosted by a catch up in WLTP certification of vehicles with only 2 derivatives remaining to be certified in September.

Jaguar retail sales were 11,802 vehicles in August, up 7.7% year on year, driven by the introduction of the E-PACE and I-PACE, as well as XE long wheelbase sales in China.

Land Rover retailed 24,827 vehicles in August, down 9.9% compared to August 2017 as increased sales of the Velar and the refreshed Range Rover were offset by the impact of the lower sales in China on Range Rover Evoque and Discovery Sport in particular.

Jaguar Land Rover total retail sales for the calendar year to date were 390,992, down 2.6% compared to the same period of last year.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

"We are continuing to see challenges in our key markets. The China market is seeing uncertainty following tariff changes and trade tensions although lower tariffs on UK imports should be beneficial over the full year. Concerns over diesel and Brexit continue to weigh on the industry in the UK and Europe although August UK sales were encouraging.

"Amid industry-wide delays we made excellent progress to vehicle certification last month. Most of our vehicles are now WLTP certified. Hence, we are confident that our award winning vehicle line-up will boost sales as we move into the autumn months.

"For Jaguar, we are expecting a strong second half of the year. Sales of the Jaguar I-PACE, supported by a wave of critical acclaim by the international media, have only just begun and the new E-PACE will join our product line-up in China.

"Refreshed Land Rover models, in particular the new Range Rover and Range Rover Sport plug-in variants, have a growing customer base. Strong demand for the Range Rover Velar, 2018 World Car Design of the Year, continues to drive sales."

ENDS.

Joan Chesney Corporate PR Manager +44(0) 7467 448229| jchesney@jaguarlandrover.com

Natasha Kaur Senior Communications Officer +44 (0) 7469 021100 | nkaur6@jaguarlandrover.com

About Jaguar Land Rover

Jaguar Land Rover is the UK's largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world's leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world's premier luxury sports saloon and sports car marques.

We employ more than 44,000 people globally and support around 260,000 more through our retailer network, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017 Jaguar Land Rover sold 621,109 vehicles in 130 countries, with more than 80 per cent of our vehicles being sold abroad.

Our innovation is continuous: we will spend in the region of GBP4.5 billion this year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer ultra-clean petrol and diesel engines.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.